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                           OneLink Communications Inc.

                                   Exhibit 11


COMPUTATION OF EARNINGS PER COMMON SHARE

Net income (loss) per common share is calculated based on the net income or net loss for the respective period and the weighted average number of common shares outstanding during the period. Common stock equivalents (options and warrants) are anti-dilutive for the three months ended March 31, 1999 and 1998.





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